August 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                             Rent-A-Center, Inc.
Registration Statement on Form S-4 Filed Today

Ladies and Gentlemen:

In connection with the above referenced Registration Statement filed with the Securities and Exchange Commission relating to the offer (the “Exchange Offer”) of Rent-A-Center, Inc. (the “Registrant”) to issue up to $250,000,000 aggregate principal amount of 4.75% Senior Notes due 2021 and related guarantees that have been registered under the Securities Act of 1933, as amended (the “Registered Notes”), in exchange for an equivalent aggregate principal amount of outstanding 4.75% Senior Notes due 2021 and related guarantees (the “Privately Placed Notes”), the undersigned hereby confirms and represents as follows:

1.             The Registrant and its subsidiary guarantors listed in the Registration Statement on Form S-4 filed today (the “Subsidiary Guarantors”), are registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (July 2, 1993) and similar letters.

2.             Neither the Registrant nor the Subsidiary Guarantors have entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3.             Neither the Registrant nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Registered Notes.

4.             The Registrant (i) will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that any broker-dealer who holds Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Privately Placed Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in Item 2 above in connection with any resale of such Registered Notes; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Registered Notes received in respect of such Privately Placed Notes pursuant to the Exchange Offer.

If any member of the Staff has any questions regarding the foregoing, he or she should telephone Tom Hughes of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright LLP) at (214) 855-7170.

Very truly yours,

RENT-A-CENTER, INC.

By:	/s/ Dawn Wolverton
Name:	Dawn Wolverton
Title:	Vice President — Assistant General Counsel and Secretary